Mail Stop 4561

November 14, 2008

By U.S. Mail and Facsimile to (662) 320-7916

Richard T. Haston
Executive Vice President and Chief Financial Officer
Cadence Financial Corporation
301 East Main Street
P.O. Box 1187
Starkville, Mississippi 39760

       Re: **Cadence Financial Corporation**
             Preliminary Proxy Statement on Schedule 14A
             Filed November 12, 2008
             File No. 1-15773

Dear Mr. Haston:

      We have limited our review of your amendment to those issues we have addressed below. If you disagree with our comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements</u>

1.   We note your response to our prior comment 7. Please revise your disclosure to provide a fuller picture of the pro forma impact of the sale of securities on your income statement, with specific reference to the effects of dividends and accretion on the preferred stock, as impacted by the fair value of the warrants, as well as on your capital ratios and balance sheet. In light of your disclosure that you may not receive the full amount of proceeds requested, you may also wish to include the impact of both a minimum and a maximum estimated proceeds.

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Closing Comments

Please amend your registration statement accordingly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment providing your responses to our comment. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any questions.

Sincerely,

Jessica Livingston
Senior Counsel